January 15, 2010

Ms. Kathleen Krebs, Special Counsel

Mr. Jay Knight, Staff Attorney

Mr. Larry Spirgel, Assistant Director

Mr. Robert Littlepage, Accountant Branch Chief

Mr. Joe Cascarano, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

BY COURIER AND FILED VIA EDGAR

Re:	Hutchison Telecommunications International Limited

Form 20-F for the fiscal year ended December 31, 2008

Filed May 27, 2009

File No. 001-32309

Dear Ms. Krebs, Mr. Knight, Mr. Spirgel, Mr. Littlepage and Mr. Cascarano,

We refer to the letter we received from the Staff of the United States Securities and Exchange Commission (the “Commission”) dated September 14, 2009, relating to the annual report on Form 20-F for the fiscal year ended December 31, 2008 (the “2008 Form 20-F”) filed by Hutchison Telecommunications International Limited (the “Company”) on May 27, 2009.

Set forth below are our responses to the comments raised by the Staff. The comments are repeated below in bold and followed by our response. Unless otherwise defined herein, capitalized terms used in this letter have the same meaning assigned to those terms in the 2008 Form 20-F. The Company has not amended the 2008 Form 20-F in connection with the Staff’s comments.

1

Form 20-F for Fiscal Year Ended December 31, 2008

Item 5. Operating and Financial Review and Prospects, page 62

1.	Please note that Part D of Item 5 of Form 20-F requires that a registrant describe any known trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on the company’s net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition. In this regard, we note that in May 2009, the company spun-off its mobile telecommunications business in Hong Kong and Macau and fixed-line telecommunications business in Hong Kong. While we note your discussion of this event in the subsection titled “Factors Affecting Our Results of Operations” on page 91, we believe a more thorough discussion is needed regarding how this known event will impact your results of operations and financial condition for the current fiscal year. Therefore, in future filings, please enhance your MD&A disclosure to discuss the impact of known trends, demands, commitments, events, or uncertainties which are reasonably likely to have material effects on your financial condition or results of operations.

The Company acknowledges the Staff’s comment and will ensure that the MD&A disclosure in its future filings on Form 20-F includes a discussion of the impact of known trends, demands, commitments, events or uncertainties which are reasonably likely to have material effects on the Company’s financial condition or results of operations.

Exhibits, page 130

2.	Instruction 4 to Item 19 requires you to file certain material contracts. Based on your disclosure on pages 117 and 118, we note that you have not filed certain related party contracts including, but not limited to, the Amended and Restated Senior Secured Revolving Credit/Term Loan Facility Agreement, as amended, and the Amendment Agreement to Non-Competition Agreement. Please advise whether these contracts with related parties are considered material contracts, and if not, why. In future filings, if you conclude they are material contracts, please file them.

The Company considers these contracts to be material contracts. The Company intends to file them as exhibits to its annual report on Form 20-F for the fiscal year ended December 31, 2009.

2

3.	We note your inclusion of a disclaimer regarding the accuracy of, and investor use of, the information in agreements included as exhibits to your filing. Please note that general disclaimers regarding the accuracy and completeness of disclosure, or investor use of that information, may not be sufficient when you are aware of material contradictory information. In future filings, please revise your disclosure to include a clear statement of the company’s disclosure obligations with respect to material contradictory information. In addition, please remove the clause that states that the representations and warranties in the agreements “may have been qualified by disclosures that were made to the other party or parties[.]” The company’s obligation to consider whether additional disclosure is necessary in order to make the statements made not misleading applies to the representations and warranties as contained in the agreements filed as an exhibit to the Form 20-F.

Furthermore, please revise to remove any potential implication that the information in agreements does not constitute public disclosure under the federal securities laws. In this regard, we note your statement that the representations and warranties contained in the agreements “may not describe our actual state of affairs at the date hereof and should not be relied upon.”

The Company will ensure that, if it includes a disclaimer regarding the accuracy of, or investor use of, information in agreements included as exhibits to future filings on Form 20-F, it will include a clear statement of the Company’s disclosure obligations with respect to material contradictory information. In addition, the Company will ensure that its future filings on Form 20-F will not include the clause that states that the representations and warranties in the agreements “may have been qualified by disclosures that were made to the other party or parties[.]” Furthermore, the Company will remove any potential implication that the information in agreements does not constitute public disclosure under U.S. federal securities laws.

Financial Statements

10. Profit on Disposal of Investments and Others, Net, page F-35

4.	Refer to item (d) “Other income, net” and explain to us the facts and circumstances concerning how and why the company received credit vouchers in compensation upon the waiver of certain contractual obligations of a key network supplier. Please specifically address each of the following questions as part of your response.

a.	Describe for us, in detail, the nature of the contractual obligations of the key network supplier including all of the contractual terms and conditions.

On October 15, 2005, PT. Hutchison CP Telecommunications (“HCPT”), a subsidiary of the Company incorporated in Indonesia, and a third party contractor (the “Network Supplier”) entered into (i) a network procurement agreement (the “NPA”) under which the Network Supplier agreed to deliver all the equipment, infrastructure, systems and services required to provide mobile telecommunications services within designated areas of Indonesia in accordance with specifications (the “Network”) on a turnkey basis and at a fixed price on a phase by phase basis; and (ii) a network managed services agreement (the “NMSA”) for the operation and maintenance of the Network on an exclusive basis for an initial term expiring on the third anniversary of the Service Commencement Date (as defined in the NMSA), renewable at the option of HCPT for another three years.

3

The NPA and the NMSA contained terms and conditions customarily found in contracts of this nature. Under the NPA, the Network rollout was divided into four phases. The Network Supplier committed to supply the equipment, systems and services for all four phases of the rollout in accordance with the acceptance milestones specified in the NPA and was liable to pay liquidated damages at the rate specified in the NPA if it failed to achieve the relevant acceptance milestones. The Network Supplier further agreed that the NPA could be terminated by HCPT if (a) a Major Milestone (as defined in the NPA) was delayed and the liquidated damages payable reached 15% of the relevant price payable for each of Phases 1 and 2; (b) a Major Milestone was delayed and not cured within 45 days after receipt of HCPT’s written notice to the Network Supplier; (c) the Network Supplier went into voluntary liquidation, made an arrangement with its creditors or assigned the obligations under the NPA without HCPT’s consent; or (d) the Network Supplier was in persistent breach or material breach of the NPA and failed to correct this breach within the period stipulated by HCPT in a written notice of termination. The Network Supplier could terminate the NPA only if (a) HCPT was in material breach and failed to correct the breach within the period stipulated in a written notice by the Network Supplier; or (b) HCPT went into voluntary liquidation or made an arrangement with or assignment in favor of its creditors.

In our industry, suppliers may encounter a range of different issues during the course of their contract work and may have to delay the completion of milestones, or in some cases request the removal of certain contractual delivery obligations. Delays and other execution issues could result from factors such as the underestimation of the difficulties of performance, mismanagement, changes in the regulatory environment, natural disasters and other events. Some of these events excuse the supplier from paying penalties under the contract, while others do not, and some fall into grey areas – in which case the parties typically settle the issue through negotiation.

*

b.	Tell us if you had compensated the network supplier when they committed to the contractual obligations. Explain how and why they became obligated to you.

No compensation was provided to the Network Supplier at the time it committed to its contractual obligations under the NPA. The reasons and circumstances under which the Network Supplier became obligated to HCPT are set out in our response to comment (a) above.

*	Refers to material omitted pursuant to a request for confidential treatment. This material has been filed separately with the Securities and Exchange Commission.

4

c.	Identify for us the specific IFRS literature that you are relying upon as a basis for your accounting.

We are relying on paragraphs 74 to 77 and 92 to 93 of the IASB’s Framework for the Preparation and Presentation of Financial Statements and paragraph 7 of International Accounting Standard 18.

d.	Explain to us why you did not account for the credit vouchers as a purchase discount.

We did not account for the vouchers as a purchase discount because:

(i) *

(ii) *

(iii) The nature of the vouchers is consistent with the description of “Gains” and “Income” under IFRS. Paragraph 75 of the Framework for the Preparation and Presentation of Financial Statements states that “Gains represent increase in economic benefits”.

(iv) All network equipment and managed services procured from the Network Supplier are priced at market value. These prices are set out in the price book, which is attached as an annex to the NPA, and HCPT would use these same prices for purchases of network assets and services in purchase that do not use a voucher for payment.

e.	Tell us all of the terms of the credit vouchers including what they are for, the amount of credit, if they are transferable, all conditions attached to their utilization, and if they have an expiration date.

The table below provides detailed information about the vouchers granted by the Network Supplier, including the face value of each voucher, the reason each voucher was issued and the terms and conditions attached to their use. None of these vouchers are transferable.

*

*	Refers to material omitted pursuant to a request for confidential treatment. This material has been filed separately with the Securities and Exchange Commission.

5

f.	Explain to us how you determined the fair value of the purchase vouchers, including all of your key assumptions and inputs.

We determined the fair value of the vouchers to be the face value of the vouchers which can be used to offset the purchase payable on a dollar-for-dollar basis. This represents the value of the economic benefits the Company can achieve through the use of the vouchers to reduce the future purchase payments and thereby reduce the liability from HCPT to the Network Supplier. An impairment provision of US$16.8 million has been provided on the fair value of the voucher E (as set out in the table in our response to comment (e) above) because the Company has changed its plan for the Network, and this change has resulted in a reduction in the total amount of underlying purchases against which this voucher can be utilized.

g.	Explain to us the true losses the company incurred as a result of the network supplier not honoring its contractual obligations and tell us how you determined this amount.

The true loss the Company incurred is the incremental price payable to a new network vendor to complete Phases 3 and 4 as compared to the contract price payable to the Network Supplier under the original contract plus the loss of revenue resulting from the delay in network rollout that the contract cancellation has caused. We have estimated the true loss by comparing (i) the updated market price for the NPA based on the most recent comparable transaction at the time of negotiating amendments to NPA and NSMA in March 2008 of approximately US$210 million, and (ii) the aggregate original fixed price of US$104 million set out in the NPA for Phases 3 and 4. The resultant loss of US$106 million, before the inclusion of the loss of revenue, is comparable to the US$110.5 million value of the vouchers received (before impairment loss) from the Network Supplier.

23. Other Non-current Assets, page F-49

5.	We note your disclosure of the movement in your prepaid capacity and maintenance accounts. Please explain to us the nature of the items included in this balance and how they originated. Tell us why you are apparently paying many years in advance for capacity and maintenance. Also tell us how you realize the benefits of this asset and the basis for your amortization policy.

Prepaid capacity and maintenance accounts include prepayments made for submarine cable and other telecommunications capacity leased from third parties on an indefeasible-right-of-use (“IRU”) basis and related maintenance services.

It is typical for telecommunications operators to acquire multi-year submarine cable capacity and make lump sum payments for this capacity in advance. We utilize the capacity to provide telecommunications services (e.g., international telephone calls) and sublease some of the capacity to other companies.

Prepaid capacity and maintenance is amortized on a straight-line basis from the date that the related capacity is activated over the shorter of the term of the IRU agreement or the estimated useful life, as the cost of an IRU is directly proportional to the time period it covers.

6

6.	Explain to us, in quantified detail, the nature of the items included within other receivables and prepayments as of December 31, 2008. Tell us why this line-item increased HK$1 billion in 2008.

Other receivables and prepayments comprise utilities and sundry deposits, prepaid expenses and prepayments to suppliers, including advance payments for network rollout.

The increase in other receivables and prepayments of approximately HK$1 billion in 2008 was mainly attributable to the payment of deposits of approximately HK$915 million to network suppliers by our operations in Vietnam in relation to the construction of a GSM network. The quantum of this deposit, relative to the underlying contract amounts, is similar to other network deployment contracts that the Company has with other network vendors of a similar nature.

38. Subsequent Events, page F-73

7.	Explain to us all of the terms of the April 2009 transactions disclosed in Note 38(c) and tell us how you are accounting for them. Specifically tell us if you recognized a gain and if so, explain how the amount was determined and your basis for recognition. Please include in your response a reference to the accounting literature as support for your accounting. Also, explain to us the circumstances that enabled you to enter into these transactions and if the terms were consistent with what could be obtained in an arms-length transaction.

Terms of the April 2009 transactions disclosed in Note 38(c)

Please refer to the terms set out under “Introduction” and “Other Agreements” on pages 6, 8 and 9 of the Company’s shareholders’ circular dated April 27, 2009, furnished as Exhibit 1.1 to the Company’s Current Report on Form 6-K dated April 27, 2009.

Reasons for entering into the April 2009 transactions

The Company decided to enter into the April 2009 transactions because it believed that these transactions represented a good opportunity for the Company to acquire further interests in HCPT on reasonably attractive commercial terms. The terms were agreed at a time when HCPT required imminent funding from us and PT Asia Mobile (“PTAM”), the minority shareholder.

The April 2009 transactions were entered into on normal commercial terms and were arrived at after arm’s-length negotiations between the parties.

Accounting treatment of the April 2009 transactions

No gain or loss was recognized for the April 2009 transactions. We determined that the April 2009 transactions transferred to us the significant risks and rewards associated with the remaining 35% equity interest in HCPT and the US$91.4 million shareholder loan at a total consideration of US$55 million. This conclusion was reached based on the following analysis:

(i) After the transactions, PTAM maintains minimal dividend rights

PTAM, which remains the legal owner of the remaining 35% equity interest in HCPT, is entitled to only 0.35% of all dividends to be declared and paid by HCPT.

7

(ii) Removal of funding obligations

PTAM may now elect not to provide funding to support HCPT if HCPT issues funding requests to its shareholders; prior to the April 2009 transactions PTAM was responsible for these obligations, pro rata in proportion to its equity stake in HCPT.

(iii) No representation on the Board of Directors and Board of Commissioners

The directors and commissioners previously nominated by PTAM have resigned and all members of the Board of Directors and the Board of Commissioners of HCPT have been nominated by the Company subsidiary that holds its HCPT shares. (The board of commissioners is one of the relevant corporate governance bodies of an Indonesian company.)

(iv) Consideration

We believe that the US$55 million loan to a wholly-owned subsidiary of PTAM under the April 2009 transactions should be treated as the consideration for the transfer of the equity and shareholders loan interests mentioned in (i) above because the loan is guaranteed by PTAM, which is the holder of 35% of the shares in HCPT, and the loan is secured by a pledge of the shares of the borrower.

(v) No participation in any capital gain/loss from holding shares of HCPT by PTAM

One of the Company’s subsidiaries (the “HTIL Group Company”) has option over the shares of HCPT legally owned by PTAM and the right to transfer such option. Accordingly, if the value of the HCPT shares goes up, the Company can capture the capital gain by exercising the share option at the agreed fixed option exercise price that may be settled by transfer or assignment to PTAM the HTIL Group Company’s rights as creditor under the US$55 million loan. In addition, as the US$55 million loan was guaranteed only by PTAM, if the value of such HCPT shares falls, the Company is likely to be the ultimate bearer of the capital loss.

As the deemed consideration of US$55 million exceeds the US$38 million total book value of the 35% equity minority interest in HCPT and the shareholder’s loan interest, the April 2009 transactions gave rise to additional goodwill in the Company’s consolidated financial statements.

Since it has been determined that the risks and rewards associated with the remaining 35% interest in HCPT and the US$91.4 million shareholders loan were transferred to the Company, following completion of the April 2009 transactions the results of HCPT will be fully accounted for in the Company’s consolidated financial statements without attributing any profits/losses to the minority interest.

8

Form 20-F for Fiscal Year Ended December 31, 2007

8.	Please note we are reviewing the information provided to us in your letter dated August 14, 2009 regarding your Form 20-F for the year ended December 31, 2007.

The Company acknowledges the Staff’s comment.

In connection with responding to the Staff’s comments, the Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the 2008 Form 20-F and the matters addressed in this letter or require any additional information, please contact Mr. Nicky Lee, Corporate Financial Controller, by telephone at (852) 2128 3163 or fax at (852) 2827 1393.

Very truly yours,

/s/ Christopher J. Foll
Christopher J. Foll
Chief Financial Officer

9